

Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President


SEC MAIL PROCESSING
RECEIVED
OCT 3 0 2006
WASH. D.C.
213
SECTION

NEWS RELEASE October 16, 2006

Trading Symbol: WCX TSX-V

2006 Drill program commences at Westport Gold Project, Barkerville, B.C.

Williams Creek Explorations Ltd. ("the Company") is pleased to announce that an exploration drill program is now underway on the company's historic Westport gold project located near Barkerville, British Columbia. The program will consist of seven to ten diamond drill holes totaling 2,000 meters. The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp; Williams Creek and Stouts Gulch. The company's holdings include the Black Jack claims where some of the earliest lode gold mining was carried out in B.C.

The Westport property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit, located some 600m northwest of the Westport property. In 2006 Wayside announced that drilling had intersected gold mineralization similar to that of the Bonanza Ledge on the Mucho Oro claim, within 300m of the western boundary of the Westport property.

The 2006 drill program on the Westport property will test for the continuation along strike of auriferous pyritic deposits similar to the Bonanza Ledge and Mucho Oro zones.

A quality control program which will include the insertion of standards, blanks and field duplicates will be implemented and all work is being carried out under the supervision of K.V. Campbell, Ph.D., P.Geo. a qualified person under the meaning of National instrument 43-101.

For more about Williams Creek Explorations Ltd. consult our website at www.wcxltd.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Vin Campbell"



K. V. Campbell, Ph.D. P. Geo.
Director


06018033



Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President

NEWS RELEASE October 16, 2006
Trading Symbol: WCX TSX-V

Williams Creek has agreed to grant new options to a director to acquire up to 100,000 common shares of the Company, exercisable for a term of two years, at a price of $0.25 per share, being the Market Price, pursuant to the Stock Option Plan approved by the directors, shareholders, and the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

"James E. McInnes"

James E. McInnes, President